SilverCrest Reports 2020 Annual Financial Results and Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - March 29, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's audited financial results for the year ended December 31, 2020, and an update on construction and exploration activities. The audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2020 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com.  All amounts herein are presented in United States Dollars unless otherwise stated.

Highlights - 2020 and Subsequent Events

  At the Company's Las Chispas Project ("Las Chispas") located in Sonora, Mexico, approximately 173,000 metres of in-fill and expansion drilling and 6.1 kilometres of underground decline development and in-vein drifting were completed in 2020. The Company also stockpiled an additional estimated 26,600 tonnes of mineralized material. The total high-grade stockpile at year end (excluding historic stockpiles) is estimated to be 52,400 tonnes at a diluted grade of 7.0 grams per tonne ("gpt") gold ("Au") and 587 gpt silver ("Ag") or 1,192 gpt silver equivalent ("AgEq", 86.9:1, Ag:Au). Other Las Chispas site activities, during 2020, included earthworks, the building of the administration and warehouse facilities, communication system, water pumping station, and initial construction of a temporary quarantined COVID-19 camp.

  On January 10, 2020, the Company completed a private placement with SSR Mining Inc. ("SSR Mining") of 1,819,074 common shares at a price of C$7.28 per common share for gross proceeds of C$13.2 million.

  On April 17, 2020, the Company completed a non-brokered private placement of 13,465,001 common shares at a price of C$7.50 per common share for gross proceeds for C$101.0 million.

  On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of C$7.50 per common share for gross proceeds of C$27.0 million.

  On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million (refer to subsequent financing completed on February 22, 2021 below).

  On December 31, 2020, the Company's subsidiary entered into an engineering, procurement and construction ("EPC") contract with Ausenco Engineering Canada Inc. and its affiliate (together as "Ausenco") to construct a 1,250 tonne per day process plant at the Las Chispas Project. The EPC contract has a fixed price of $76.5 million and at December 31, 2020, the Company had incurred $23.2 million for detailed engineering work, long lead orders and initial mobilization payment. As such, at December 31, 2020, the Company's remaining commitment to Ausenco on the EPC contract was $53.3 million. As at February 28, 2021, the Company incurred an additional $16.0 million towards the EPC contract for meeting additional milestones.

  On December 31, 2020, the Company's subsidiary entered into a $120.0 million project financing facility (the "Credit Facility") with a four-year term and immediately drew down $30.0 million. Subsequent drawdowns under the Credit Facility are available upon satisfaction of certain customary conditions precedent, but are not tied to any construction milestones. There are no hedges, offtake agreements or warrants required as part of this Credit Facility. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee. The Credit Facility has an availability period of up to 20 months. Interest under the Credit Facility is payable at a rate of 6.95% plus the greater of: (i) 3-month LIBOR (or agreed upon equivalent) and (ii) 1.5%, and is payable quarterly, with a Company option to accrue during the availability period.

  On February 2, 2021, the Company announced positive results from a feasibility study (the "Feasibility Study") for the Las Chispas Project. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco with the assistance of several other independent engineering companies and consultants.

  With completion of the Feasibility Study and release of the Technical Report on February 2, 2021, the Board formally approved construction of the Las Chispas Project. The Company estimates that the initial capital cost requirement for the Las Chispas Project during construction (from January 1, 2021 to end of construction in H1, 2022), will be comparable to the initial capital costs estimated in the Feasibility Study at $137.7 million.

  On February 22, 2021, the Company, using its base shelf prospectus previously filed on June 9, 2020, completed a bought deal prospectus offering of a total of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million.

  As at February 28, 2021, SilverCrest is well funded with cash and cash equivalents of $245.4 million and $90.0 million available under the Credit Facility.

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. In May 2020, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground development, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and, following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced. As of December 31, 2020, the Company incurred approximately $3.7 million of expenditures related to COVID-19, the majority of which were for the construction and operation of the fully confined camp at Las Chispas and for providing assistance with medical needs in the local communities. As of February 28, 2021, the Company completed Phase 1 construction (320 rooms) of a planned 520 single occupancy room camp. The construction camp is expected to be at full capacity in Q2, 2021.

Exploration Projects to Date

During the year ended December 31, 2020, the Company had completed 173,000 metres of drilling. As of December 31, 2020, the Company had drilled an estimated cumulative 477,000 metres (1,763 drill holes) since inception of the Las Chispas Project. Results since February 2019 (drilling cut-off date for the Preliminary Economic Assessment filed on SEDAR July 5, 2019) to October 16, 2020 (drilling cut-off date for the Technical Report) were presented in the Mineral Resources Estimate section of the Technical Report.

From January 1, 2020, the Company announced further exploration and drill results, which included:

  Expansion of the Babi Sur Vein (news release dated January 20, 2020);
  Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020);
  Expansion of the Babi Vista Vein (news releases dated March 9, 2020, May 12, 2020 and August 13, 2020);
  Discovery of the El Muerto zone (news release dated November 5, 2020);
  Discovery of the Babi Vista Splay Vein (news release dated November 16, 2020); and
  In-fill drill results for Babicanora, the Babicanora Footwall, the Babicanora Hangingwall and Babicanora Sur veins (news release dated January 24, 2021).

In July 2020, the Company acquired the Picacho property ("Picacho") by paying $2.4 million, including government back taxes, for 100% ownership in 11 mining concessions located approximately 40 kilometres northeast of Las Chispas in Sonora, Mexico. During Q4, 2020, the Company received all access rights and necessary drill permits (5-year license) for Picacho and as a result drilled 5,800 metres and incurred $607,769 in total exploration expenditure in 2020.

For 2021, the Company has budgeted $42.0 million for its company-wide exploration programs, which include core drilling an estimated 356,000 metres, mostly at Las Chispas. The Company currently has six core drill rigs at Las Chispas and three core drill rigs active at Picacho. In the first two months of 2021, the Company has drilled 22,000 metres at Las Chispas and 10,000 metres at Picacho.

Operations Project to Date

During 2020, the Company completed approximately 6.1 kilometres of underground decline and lateral drifting, including 715 metres of in-vein drifting, and stockpiled an additional estimated 26,600 tonnes of mineralized material. By the end of February 2021, cumulatively, the Company had completed approximately 10.1 kilometres of underground workings, including 1.8 kilometres of in-vein drifting. The total high-grade stockpile at February 28, 2021 is estimated to be 64,300 tonnes at a diluted grade of 6.5 gpt Au and 588 gpt Ag, or 1,152 gpt AgEq (86.9:1, Ag:Au). This total excludes historic stockpiles (Proven Reserves) of 162,600 tonnes grading 1.23 gpt Au and 108 gpt Ag, or 215 gpt AgEq (86.9:1, Ag:Au).

As of February 28, 2021, construction of the Las Chispas processing plant has commenced with the Ausenco team on site, concrete being poured for foundations, and most of major long lead equipment items on order. Start up for production is anticipated by mid-2022.

For 2021, the Company has budgeted to incur approximately $113.7 million of the estimated initial capital costs of $137.7 million (see Technical Report). The Company's 2021 planned construction and development activities include:

  Completion of detailed engineering;
  Advancing process plant construction;
  Start of construction of electrical grid powerline;
  Upgrade of main access road and bridge construction;
  An additional 6,800 metres of underground development;
  Underground infrastructure work and stockpile growth; and
  Commencement of tailings facility construction.

Las Chispas Expenditures

During 2020, the Company recorded $47.5 million under exploration and evaluation expenditures for the Las Chispas Project, which primarily consisted of:

  drilling expenses of $16.4 million;

  decline construction and underground working of $15.3 million;
  technical consulting services and studies of $3.8 million;
  salaries and remuneration of $5.0 million; and
  field and administrative costs of $4.2 million.

In addition, as at December 31, 2020, the Company recorded $28.8 million under construction in progress related to the Las Chispas Project.

Financial Results

At December 31, 2020, the Company held $135.1 million (2019 - $85.0 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from 2019 to 2020 include $136.0 million generated by financing activities net of associated costs, including the completion of a private placement on April 17, 2020, for $75.3 million, the completion of two private placements with SSR Mining on January 10, 2020, for $9.8 million and on April 24, 2020, for $20.1 million, draw down of the Credit Facility of $30.0 million and the exercise of options and warrants for $3.7 million. These cash inflows were offset by $66.7 million paid on the Company's operating activities, which was primarily made up of $47.5 million incurred on the exploration program at Las Chispas, $7.2 million of foreign exchange losses, and $4.4 million incurred on corporate expenditures, $6.2 million paid on net value-added taxes and $3.9 million paid on prepaids and deposits.  Furthermore, the cash inflows were also offset primarily by $22.9 million paid towards mineral property, plant, and equipment.

During the year ended December 31, 2020, comprehensive loss was $59.9 million (2019 - $44.7 million).

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration programs at the Las Chispas Project and the Picacho Property and the start up of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1